UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

COMPASS Pathways plc

(Name of Issuer)

Ordinary Shares, par value £0.008 per share, represented by American Depositary Shares

(Title of Class of Securities)

20451W101**

(CUSIP Number)

August 18, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	CUSIP number 20451W101 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Select Market. Each ADS represents one Ordinary Shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Vivo Opportunity Fund Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,216,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,216,000 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,216,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	The number includes (i) 1,608,000 ordinary shares, par value £0.008 per share (the “Ordinary Shares”) of COMPASS Pathways plc (the “Issuer”), which are represented by 1,608,000 American Depository Shares (“ADSs”); and (ii) 1,608,000 Ordinary Shares, represented by 1,608,000 ADSs, issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

(2)	Based on 61,859,921 Ordinary Shares outstanding of the Issuer, which includes the sum of (i) 45,783,171 Ordinary Shares issued and outstanding of the Issuer as of July 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on August 3, 2023, (ii) 16,076,750 Ordinary Share represented by 16,076,750 ADSs, issued in a private placement transaction that was closed on August 18, 2023, as reported in the Issuer’s Periodic Report on Form 8-K, filed with the SEC on August 16, 2023; and (iii) 1,608,000 Ordinary Shares, represented by 1,608,000 ADSs, issuable upon exercise of warrants held of records by Vivo Opportunity Fund Holdings, L.P.

1.	NAMES OF REPORTING PERSONS Vivo Opportunity, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,216,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,216,000 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,216,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1% (2)
12.	TYPE OF REPORTING PERSON OO

(1)	The number includes (i) 1,608,000 Ordinary Shares of the Issuer, which are represented by 1,608,000 ADSs; and (ii) 1,608,000 Ordinary Shares, represented by 1,608,000 ADSs, issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Issuer’s outstanding Ordinary Shares. All securities are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

(2)	Based on 61,859,921 Ordinary Shares outstanding of the Issuer, which includes the sum of (i) 45,783,171 Ordinary Shares issued and outstanding of the Issuer as of July 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 3, 2023, (ii) 16,076,750 Ordinary Share represented by 16,076,750 ADSs, issued in a private placement transaction that was closed on August 18, 2023, as reported in the Issuer’s Periodic Report on Form 8-K, filed with the SEC on August 16, 2023; and (iii) 1,608,000 Ordinary Shares, represented by 1,608,000 ADSs, issuable upon exercise of warrants held of records by Vivo Opportunity Fund Holdings, L.P.

Item 1.	Issuer

(a)	Name of Issuer:

COMPASS Pathways plc (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

33 Broadwick Street, London W1F 0DQ, United Kingdom

Item 2.	Filing Person

(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)	Vivo Opportunity Fund Holdings, L.P., a Delaware limited partnership;

(ii)	Vivo Opportunity, LLC, a Delaware limited liability company. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

The address of the principal business office of the Reporting Persons is 192 Lytton Avenue, Palo Alto, CA 94301.

(d)	Title of Class of Securities:

Ordinary Shares, par value £0.008 per share (the “Ordinary Shares”), represented by American Depositary Shares (the “ADSs”)

(e)	CUSIP Number: 20451W101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned and (b) percent of class: The information set forth in rows 5 through 11 of the cover pages is incorporated by reference into this Item 4.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Vivo Opportunity Fund Holdings, L.P.: (i) 1,608,000 Ordinary Shares, represented by 1,608,000 ADSs and (ii) 1,608,000 Ordinary Shares, represented by 1,608,000 ADSs, issuable upon exercise of certain warrants

Vivo Opportunity, LLC: (i) 1,608,000 Ordinary Shares, represented by 1,608,000 ADSs; and (ii) 1,608,000 Ordinary Shares, represented by 1,608,000 ADSs, issuable upon exercise of certain warrants

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of or to direct the disposition of:

Vivo Opportunity Fund Holdings, L.P.: (i) 1,608,000 Ordinary Shares, represented by 1,608,000 ADSs and (ii) 1,608,000 Ordinary Shares, represented by 1,608,000 ADSs, issuable upon exercise of certain warrants

Vivo Opportunity, LLC: (i) 1,608,000 Ordinary Shares, represented by 1,608,000 ADSs; and (ii) 1,608,000 Ordinary Shares, represented by 1,608,000 ADSs, issuable upon exercise of certain warrants

(iv)	Shared power to dispose of or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2023

Vivo Opportunity Fund Holdings, L.P.

By: Vivo Opportunity, LLC, its General Partner

/s/ Hongbo Lu
Name:	Hongbo Lu
Title:	Managing Member

Vivo Opportunity, LLC

/s/ Hongbo Lu
Name:	Hongbo Lu
Title:	Managing Member

EXHIBIT INDEX

Exhibit

99.1	Joint Filing Statement